

March 30, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of KPET Ultra Paceline Corporation, under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share and one-sixth of one Warrant
- Class A ordinary shares, par value $0.0001 per share
- Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

Sincerely,

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**